UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36214

HOLOGIC, INC.

(Exact name of registrant as specified in its charter)

250 Campus Drive

Marlborough, Massachusetts 01752

(508) 263-2900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*

On April 7, 2026, pursuant to the Agreement and Plan of Merger, dated as of October 21, 2025, by and among Hologic, Inc. (the “Company”), Hopper Parent Inc., a Delaware corporation (“Parent”), and Hopper Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Hologic, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HOLOGIC, INC.

Date: April 17, 2026	By:	/s/ Anne M. Liddy
	Name:	Anne M. Liddy
	Title:	General Counsel